February 15, 2017

VIA EDGAR

Ms. Melissa Raminpour

Accounting Branch Chief

Office of Transportation and Leisure

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	DHX Media Ltd. Form 40-F for the Fiscal Year Ended June 30, 2016 Filed September 28, 2016 File No. 001-37408

Dear Ms. Raminpour:

I am writing to follow up on the conversation that Thomas M. Rose from Troutman Sanders LLP, our U.S. counsel, had with Kristin Shifflett of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission on February 14, 2017. Pursuant to that conversation, I am formally requesting an extension to respond to the Staff’s comment letter, dated February 2, 2017, regarding the Staff’s comments to DHX Media Ltd.’s Form 40-F for the fiscal year ended June 30, 2016.

Following the discussion of our U.S. counsel with Kristin Shifflett, DHX Media Ltd. kindly requests an extension to respond no later than February 22, 2017.

We appreciate your cooperation. Please direct any questions to me at 416-977-7128 or our outside counsel Thomas M. Rose at 757-687-7715.

Sincerely,

/s/ Keith Abriel

Keith Abriel
Chief Financial Officer

cc:	Mark Gosine, General Counsel, DHX Media Ltd.

Thomas M. Rose, Troutman Sanders LLP